Exhibit 99.1 Corporate Communications

CNH Industrial confirms Annual General Meeting and removes dividend proposal

London, April 6, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) confirms that its Annual General Meeting of shareholders (“AGM”) will be held on April 16, 2020 in Amsterdam, The Netherlands, as previously announced. Due to travel bans and local restrictions on meetings issued because of the COVID-19 outbreak, it is anticipated that executive and non-executive directors will attend our AGM via remote connection. Furthermore, for health and safety reasons, the Company will take appropriate measures to minimize public health risks relating to the AGM and further measures will be introduced in the event local prescriptions will be amended. CNH Industrial therefore reserves the right to amend the physical arrangements on the day of the AGM, including refusing entry to the meeting to comply with health and safety requirements.

As a result of the above described constraints, Company shareholders are expected not to attend the meeting in person. Instead, shareholders are urged to cast their votes by proxy or online in advance. For further information regarding voting by proxy please refer to the Company’s website, www.cnhindustrial.com.

Shareholders will, however, be able to follow the Annual General Meeting remotely. Further details in this respect will be posted on the Company’s website www.cnhindustrial.com in advance of the meeting.

The global fight against COVID-19 has triggered an unprecedented impact on economic activity including in the markets in which the Company operates. Considering the challenges and the uncertainties associated with this situation, as a precautionary measure the Company has decided to remove its dividend proposal from the agenda of the Annual General Meeting. The Company thanks all of its shareholders for their understanding and ongoing commitment during this challenging period.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com